EXHIBIT 99.1

Dynagas Ltd., GasLog Ltd. and Golar LNG Ltd. have entered into an agreement to establish and operate an LNG Carrier Pool

HAMILTON, Bermuda and MONACO, Aug. 18, 2015 (GLOBE NEWSWIRE) -- Dynagas Ltd. ("Dynagas"), GasLog Ltd. ("GasLog", NYSE: GLOG) and Golar LNG Ltd ("Golar", NASDAQ: GLNG) today jointly announce that they have entered into an LNG carrier pooling agreement (the "LNG Carrier Pool") to market their vessels, which are currently operating in the LNG shipping spot market.

The LNG Carrier Pool allows the participating owners to optimise the operation of the pool vessels through improved scheduling ability, cost efficiencies and common marketing. The objective of the LNG Carrier Pool is to serve the transportation requirements of a rapidly growing LNG shipping market by providing customers with reliable, more flexible, and innovative solutions to meet their increasingly complex shipping requirements.

The LNG Carrier Pool - to be named "The Cool Pool" - will initially consist of 14 modern, high quality and essentially equivalent vessels powered by fuel efficient Tri Fuel Diesel Electric ("TFDE") propulsion technology.  The three owners' initial vessels eligible for contribution to The Cool Pool will be as follows: Dynagas: 3 vessels; Gaslog: 3 vessels; and Golar: 8 vessels. Each vessel owner will continue to be fully responsible for the manning and technical management of their respective vessels.

Tony Lauritzen has agreed to take overall responsibility for the running of The Cool Pool and Morten Nielsen has been appointed as Pool Manager, with the mandate to schedule employment for each pool vessel. The Cool Pool will focus exclusively on charters of 12 months duration or less.  The scheduling of employment opportunities in excess of 12 months will remain the mandate of the respective vessel owner. If a pool vessel is scheduled by an owner for a charter that exceeds 12 months in duration such vessel will cease to form part of the LNG Carrier Pool's fleet.

All three owners have expressed enthusiasm for the benefits the pool is anticipated to deliver to charterers and participants alike. The LNG Carrier Pool provides the opportunity to deliver benefits, including COAs and other contract forms not previously executed in LNG shipping. Importantly all three vessel owners are experienced LNG Carrier operators with substantial track records offering potential charterers the best available level of safe and reliable ship management.

It is anticipated that The Cool Pool will commence operation in September 2015.

About Dynagas Ltd.

Dynagas Ltd is an operating, trading and ship-management company established in 2004 performing commercial management and ship management services for Dynagas Holding Ltd and Dynagas LNG Partners LP (NYSE:DLNG). Dynagas Ltd's website is http://www.dynagas.com.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog's fully-owned fleet includes 19 LNG carriers (including 11 ships in operation and 8 LNG carriers on order) and GasLog has four LNG carriers operating under its technical management for third parties. GasLog Partners LP, a master limited partnership formed by GasLog, owns a further eight LNG carriers. GasLog's principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog's website is http://www.gaslogltd.com.

About Golar LNG Ltd.

Golar is one of the world's largest independent owners and operators of LNG carriers with over 40 years of LNG industry experience. Golar LNG together with Golar Partners own and manage a fleet of 26 LNG Carriers and FSRUs. Golar's innovation delivered the world's first Floating Storage and Regasification Units (FSRU) based on the conversion of existing LNG carriers.  Golar's latest strategic move is to extend its business model further upstream by deploying its floating liquefaction technology (GoFLNG). The objective is to become the industry's leading integrated midstream LNG services provider, supporting resource owners, gas producers and gas consumers.

Contacts:

Dynagas Ltd.
Tony Lauritzen Phone: +33 640 619 925
lngcoordination@dynagas.com

GasLog Ltd.
Jamie Buckland Head of Investor Relations
Phone: +44-203-388-3116
Email: ir@gaslogltd.com

Golar LNG Ltd.
Brian Tienzo
Stuart Buchanan
Phone: +44-207-063-7911